FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ENTERS LICENSING AGREEMENT WITH CHINA MEDICAL SYSTEM HOLDINGS FOR HYPERTENSION MEDICINE

Agreement for Plendil in China reinforces AstraZeneca's focus on innovative medicines

AstraZeneca today announced it has entered into a licensing agreement with China Medical System Holdings Ltd (CMS) for the commercialisation rights in China to its calcium channel blocker, Plendil (felodipine). Plendil was first approved in China in 1995 for the treatment of hypertension or high blood pressure and in 2015 achieved Product Sales of $189 million.

Under the terms of the agreement, CMS will pay AstraZeneca $310 million for the license to sell Plendil in China. AstraZeneca will maintain a significant, long term interest in the future value derived from Plendil sales in China and will manufacture and supply the medicine to CMS. AstraZeneca will retain the global rights to Plendil outside China. The transaction does not include the transfer of any AstraZeneca employees or facilities.

Mark Mallon, Executive Vice President, International at AstraZeneca, said: "This commercial collaboration supports our strategy of working with a local partner to maximise the value from our medicines in China, our second largest market globally. The agreement ensures widespread patient access to an established medicine and continued long-term revenues, while focusing our resources on commercialising innovative new medicines from our pipeline across our main therapy areas."

Mr. Lam Kong, Chairman and Chief Executive Officer at China Medical System Holdings Ltd said: "We are pleased to be entering into this agreement with AstraZeneca. Plendil, while a mature brand in AstraZeneca's portfolio, represents a significant commercial opportunity in China, supported by our long track record in the market, our nationwide coverage and expertise."

The licensing agreement for Plendil will close at signing and revenue from the agreement will be reported as Externalisation Revenue in AstraZeneca's financial statements. The agreement does not impact AstraZeneca's financial guidance for 2016.

AstraZeneca has also entered into an agreement with CMS and its associated company, Tibet Rhodiola Pharmaceutical Holding Co., for the divestment of the global rights to Imdur outside the US. Imdur is a mature medicine for the prevention of angina in patients with heart disease; its global sales outside the US were $57 million in 2015. Under the terms of this agreement, AstraZeneca will receive $190 million for the rights to Imdur in all markets outside the US. The divestment is expected to close in the second quarter of 2016 and income from the agreement will be reported as Core Other Operating Income. The agreement does not impact AstraZeneca's financial guidance for 2016.

About Plendil
Plendil (felodipine) is a calcium antagonist used for the treatment of hypertension and the prophylaxis of chronic stable angina pectoris. Plendil works by blocking the action of calcium on blood vessels and the heart, allowing the blood vessels to relax and the heart to beat more slowly and with less force. The sustained release formulation of Plendil is administered once daily and can control blood pressure throughout the day with proven efficacy and a low side effect rate. Plendil was first approved by the FDA in 1991 and later in Europe, China and other markets.

About Imdur
Imdur is an oral extended-release formulation of isosorbide mononitrate (ISMN), indicated for the prevention of angina pectoris due to coronary artery disease. ISMN is an organic nitrate and the major biologically active metabolite of isosorbide dinitrate (ISDN). It is a vasodilator with effects on both arteries and veins. Imdur was developed by AstraZeneca and first launched in Europe in 1985. Since its first launch, it has been marketed in over 40 countries.

About China Medical System Holdings Ltd
China Medical System Holdings Ltd is a pharmaceutical products service provider based in China, focusing on marketing, promotion and sales of prescription drugs to all therapeutic departments in hospitals. The Group was established in 1995, and was listed on Alternative Investment Market in London (ticker: CMSH) in June 2007, the Group was listed on the Main Board of the Stock Exchange on 28 September 2010 and it was delisted from Alternative Investment Market on the same day. The Group has two business models commonly employed by the pharmaceutical industry in China: Direct Academic Orientated Promotion Model and Agency Promotion Model, and with two corresponding and distinct third-party promotion networks: the Direct Network and the Agency Promotion Network, both of which hold leading positions in the Chinese market. As of 30 June 2015, the Group's Direct Network had covered more than 18,000 hospitals in China, while the Group's Agency Network had covered around 6,000 hospitals across the country.

About Tibet Rhodiola Pharmaceutical Holding Co
Tibet Rhodiola Pharmaceutical is a joint stock company established in the PRC with limited liability. It was established in 1999 and its shares are listed on the Shanghai Stock Exchange (Stock Name: Tibet Pharmaceutical (西藏藥業), Stock Code: 600211). It is the first high-tech pharmaceutical company in Tibet and also a modern company which combines the research and development, production and sales of Tibetan medicine, herbal, chemical as well as biological products. Its product portfolio covers biologicals, Tibetan medicines, Traditional Chinese Medicines and chemical drugs, mainly including XinHuoSu, Nuodikang, Shiwei Dida capsule, etc. CMS is the largest shareholder of Tibet Pharmaceutical.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 20 7604 8032
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

29 February 2016

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      AstraZeneca PLC

Date: 29 February 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary